UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD

Specialized Disclosure Report

E. I. du Pont de Nemours and Company
(Exact Name of Registrant as Specified in Its Charter)

Delaware	1-815	51-0014090
(State or Other Jurisdiction	(Commission	(I.R.S. Employer
Of Incorporation)	File Number)	Identification No.)

974 Centre Road
Wilmington, Delaware 19805
(Address of principal executive offices)

Calissa W. Brown, Assistant Secretary, (302) 996-8243
(name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒    Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
DuPont conducted in good faith, a reasonable country of origin inquiry regarding conflict minerals necessary to the functionality or production of its products (“Covered Products”) that were manufactured, or contracted to be manufactured, by DuPont and for which the manufacture was completed during calendar year 2015 (the “2015 Covered Products”).
Based on DuPont’s reasonable country of origin inquiry, the company exercised due diligence on the source and chain of supply of Conflict Minerals for certain 2015 Covered Products and as a result we have filed a Conflict Minerals Report.
Conflict Minerals Disclosure
A copy of DuPont’s Conflict Minerals Report is provided as Exhibit 1.01 to this Form SD and is publicly available in the Investor Center of its website under the header “Conflict Minerals Disclosure” at www.dupont.com. The content of the website referenced is included for information only and is not incorporated by reference into this Form SD.
Item 1.02 Exhibit
The Company is filing its Conflict Minerals Report as Exhibit 1.01 to this report.

Section 2 - Exhibits
Item 2.01 Exhibits
Exhibit 1.01 - Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

E. I. DU PONT DE NEMOURS AND COMPANY
(Registrant)

/s/ Nicholas C. Fanandakis
Nicholas C. Fanandakis
Executive Vice President and Chief Financial Officer

May 31, 2016

EXHIBIT INDEX

Exhibit No.	Description

1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

4